

March 23, 2011

Via E-mail
Paul Howarth
Principal Executive Officer
The Graystone Company, Inc.
380 Lexington Ave, 17th Floor
New York, NY 10168

> **Re:** **The Graystone Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171893**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 14, 2011**
> **File No. 000-54254**

Dear Mr. Howarth:

We have reviewed the above filings and your response letter dated March 10, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated March 8, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 11, 2011

Item 11. Information with Respect to the Registrant

Dependency on few customers, page 22

1. We note your response to prior comment 6 that your verbal agreements with your two major customers "do not materially differ from the other verbal agreements" that you have with all of the other clients of the Marketing Division. Please expand your disclosure to discuss the material terms of these verbal agreements with your clients in the Marketing Division, including but not limited to, the length of the relationships,

termination arrangements, understandings regarding exclusivity, and the economic terms of your current and future services to these customers.

Amendment No. 1 to Registration Statement on Form 10 Filed March 14, 2011

General

2.   To the extent applicable, comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10. Please carefully review and revise your Form 10 accordingly.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor